EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended September 30,				Nine months ended September 30,

	2002		2001		2002		2001

Income before discontinued operations and extraordinary items	$10,540		$10,730		$36,709		$43,519
Add:
Portion of rents representative of the interest factor	156		197		517		593
Minority interests	641		652		2,164		2,859
Loss on equity investment in joint venture	—		79		—		497
Interest on indebtedness	34,179		35,311		97,954		105,468

Earnings	$45,516		$46,969		$137,344		$152,936

Fixed charges and preferred stock dividend:
Interest on indebtedness	$34,179		$35,311		$97,954		$105,468
Capitalized interest	95		638		824		2,317
Portion of rents representative of the interest factor	156		197		517		593

Fixed charges	34,430		36,146		99,295		108,378

Add:
Preferred stock dividend	6,797		6,769		20,548		24,422

Combined fixed charges and preferred stock dividend	$41,227		$42,915		$119,843		$132,800

Ratio of earnings to fixed charges	1.32	x	1.30	x	1.38	x	1.41	x
Ratio of earnings to combined fixed charges and preferred stock dividend	1.10	x	1.09	x	1.15	x	1.15	x